First

Horizon

Home Loans

KPMG LLP

50 North Front Street, Suite 900

Memphis, TN 38103

February 21, 2003

Ladies and Gentlemen:

As of and for the year ended December 31, 2002, First Horizon Home Loan Corporation and its wholly-owned subsidiary, First Tennessee Mortgage Services, Inc., which includes a consolidated investment in FH-FF Mortgage Services, L.P., (the Company) has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, the Company had in effect a fidelity bond policy in the amount of $100,000,000 and an errors and omissions policy in the amount of $75.000.000.

Peter F. Makowiccki

Peter F. Makowiccki

Chief Financial Officer

First Horizon Home Loan Corporation

4000 Horizon Way

Irving, TX 75063